Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table contains the consolidated ratios of earnings to fixed charges of Petrobras for the three-month periods ended March 31, 2018 and 2017, and the years ended December 31, 2017, 2016, 2015, 2014 and 2013, calculated using values derived from our financial statements prepared in accordance with IFRS.

	Three-month period ended March 31,		Year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(U.S.$ million)		(U.S.$ million)
Net income (loss) before income taxes	3,415	2,268	1,997	(3,665)	(9,748)	(8,824)	13,410
Share of results in equity-accounted investments	(158)	(195)	(673)	218	177	(218)	(507)
Dividend income on equity-accounted investments	221	64	452	473	259	387	146
Add fixed charges as adjusted (set forth below)	2.765	3.006	10,797	11,071	10,157	10,285	9,331
Adjustment of capitalized borrowing costs	(376)	(355)	(1,392)	(1,729)	(1,773)	(3,600)	(3,921)

Earnings	5,867	4,788	11,181	6,368	(928)	(1,970)	18,459
Interest expense:
Debt interest and charges	2,016	2,112	7,388	7,764	6,858	6,734	5,491
Rental interest expense(1)	749	894	3,409	3,307	3,299	3,551	3,840

Fixed charges	2,765	3,006	10,797	11,071	10,157	10,285	9,331

Ratio (earnings divided by fixed charges)(2)	2.12	1.59	1.04	0.58	(0.09)	(0.19)	1.98

(1)	One third of operating lease expenses.
(2)	This calculation indicates a less than one-to-one coverage for the years ended December 31, 2016, 2015 and 2014. Earnings available for fixed charges were inadequate to cover total fixed charges for these years. The deficient amounts for the ratio were U.S.$4,703 million, U.S.$11,085 million and U.S.$12,255 million for 2016, 2015 and 2014, respectively.